Exhibit 99.3

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

OF

SS INNOVATIONS INTERNATIONAL, INC.

Effective as of January 1, 2025

I. PURPOSE

The Nominating and Corporate Governance Committee (the “Nominating Committee”) is appointed by the board of directors (the “Board”) of SS Innovations International, Inc. (the “Company”): (a) to assist the Board by identifying qualified candidates for director, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (b) to lead the Board in its annual review of the Board’s performance; (c) to recommend to the Board director nominees for each Board committee; and (d) develop and recommend to the Board corporate governance guidelines applicable to the Company.

II. MEMBERSHIP AND PROCEDURES

A. Membership and Appointment

To assist in carrying out its duties, the Nominating Committee shall have sole authority to retain and terminate any search firm to be used to identify candidates to serve as a director, including sole authority to approve the search firm’s fees and other retention terms. In addition, the Nominating Committee shall have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

The Nominating Committee shall be comprised of not fewer than two (2) members of the Board, as shall be determined from time to time by the Board. The members of the Nominating Committee shall be elected by the Board at the annual organizational meeting of the Board and shall hold office until their resignation or removal or until their successors shall be duly elected and qualified.

All members of the Nominating Committee shall qualify as “independent directors” for purposes of the listing standards of The Nasdaq Stock Market LLC (“Nasdaq”), as such standards may be changed from time to time.

B. Removal

The entire Nominating Committee or any individual Nominating Committee member may be removed with or without cause by the affirmative vote of a majority of the Board. Any Nominating Committee member may resign effective upon giving oral or written notice to the Chairman of the Board, the Secretary of the Company, or the Board (unless the notice specifies a later time for the effectiveness of such resignation). The Board may elect a successor to assume the available position on the Nominating Committee when the resignation becomes effective.

C. Chairperson

A chairperson of the Nominating Committee (the “Chairperson”) may be designated by the Board. In the absence of such designation, the members of the Nominating Committee may designate the Chairperson by majority vote of the full Nominating Committee membership. The Chairperson shall determine the agenda for and the length of meetings and shall have unlimited access to management and to information relating to the Nominating Committee’s purposes. The Chairperson shall establish such other rules as may from time to time be necessary and proper for the conduct of the business of the Nominating Committee.

D. Meetings, Minutes and Reporting

The Nominating Committee shall meet at least two (2) times per year, or more frequently as circumstances dictate. All Nominating Committee members are expected to attend each meeting, in person or via video-conference or other electronic methods of communication. The Nominating Committee may also act by unanimous written consent in lieu of a meeting.

The Nominating Committee shall keep minutes of the proceedings of the Nominating Committee. In addition to the specific matters set forth herein requiring reports by the Nominating Committee to the full Board, the Nominating Committee shall report such other significant matters as it deems necessary concerning its activities to the full Board. The Nominating Committee may appoint a Secretary whose duties and responsibilities shall be to keep records of the proceedings of the Nominating Committee for the purposes of reporting Nominating Committee activities to the Board and to perform all other duties as may from time to time be assigned to him or her by the Nominating Committee, or otherwise at the direction of a Nominating Committee member. The Secretary need not be a member of the Nominating Committee or a director and shall have no membership or voting rights by virtue of the position.

E. Delegation

The Nominating Committee may, by resolution passed by a majority of the Nominating Committee members, designate one or more subcommittees, each subcommittee to consist of one or more members of the Nominating Committee. Any such subcommittee, to the extent provided in the resolutions of the Nominating Committee and to the extent not limited by applicable law, shall have and may exercise all the powers and authority of the Nominating Committee. Each subcommittee shall have such name as may be determined from time to time by resolution adopted by the Nominating Committee. Each subcommittee shall keep regular minutes of its meetings and report the same to the Nominating Committee or the Board when required.

F. Authority to Retain Advisors

In the course of its duties, the Nominating Committee shall have the authority, at the Company’s expense and without needing to seek approval for the retention of such advisors or consultants from the Board, to retain and terminate consultants (including search firms to be used to identify candidates to serve as directors), legal counsel, or other advisors, as the Nominating Committee deems advisable, including the sole authority to approve any such advisors’ fees and other retention terms.

III. DUTIES AND RESPONSIBILITIES

The following shall be recurring duties and responsibilities of the Nominating Committee in carrying out its purposes. These duties and responsibilities are set forth below as a guide to the Nominating Committee, with the understanding that the Nominating Committee may alter or supplement them as appropriate under the circumstances, to the extent permitted by applicable law.

1. Evaluate the current composition, organization and governance of the Board and its committees, and make recommendations to the Board for approval.

2. Annually review for each director and nominee, the particular experience, qualifications, attributes or skills that contribute to the Board’s conclusion that the person should serve or continue to serve as a director for the Company, as well as how the directors’ skills and background enable them to function well together as a Board.

3. Determine desired Board member skills and attributes and conduct searches for prospective directors whose skills and attributes reflect those desired. Evaluate and propose nominees for election to the Board. At a minimum, nominees for service on the Board must meet the threshold requirements set forth in the Nominating and Corporate Governance Nominating Committee Policy Regarding Qualifications of Directors attached as Appendix A hereto. Each nominee will be considered both on his or her individual merits and in relation to existing or other potential members of the Board, with a view to establishing a well-rounded, diverse, knowledgeable, and experienced Board.

4. Administer the annual Board performance evaluation process, including conducting surveys of director observations, suggestions and preferences.

5. Evaluate and make recommendations to the Board concerning the appointment of directors to Board committees, the selection of Board committee chairs, and proposal of the slate of directors for election to the Board.

6. Consider bona fide candidates recommended by shareholders for nomination for election to the Board in accordance with the Company’s Bylaws.

7. As necessary in the Nominating Committee’s judgment from time to time, retain and compensate third party search firms to assist in identifying or evaluating potential nominees to the Board.

8. Evaluate and recommend termination of membership of individual directors in accordance with the Board’s governance principles, for cause or for other appropriate reasons.

9. Oversee the process of succession planning for the Chief Executive Officer and, as warranted, other senior officers of the Company.

10. Develop, adopt and oversee the implementation of a Code of Business Conduct and Ethics for all directors, executive officers and employees of the Company.

11. Review and maintain oversight of matters relating to the independence of Board and Nominating Committee members, keeping in mind the independence standards of the Sarbanes-Oxley Act of 2002 and Nasdaq rules.

12. Oversee and assess the effectiveness of the relationship between the Board and Company management.

13. Form and delegate authority to subcommittees when appropriate, each subcommittee to consist of one or more members of the Nominating Committee. Any such subcommittee, to the extent provided in the resolutions of the Nominating Committee and to the extent not limited by applicable law, shall have and may exercise all the powers and authority of the Nominating Committee.

14. Make regular reports to the Board concerning its activities.

15. Annually review and reassess the adequacy of this Charter and the appendices hereto and recommend any proposed changes to the Board for approval.

16. Annually evaluate its own performance.

17. Maintain appropriate records regarding its process of identifying and evaluating candidates for election to the Board.

18. Fulfill such other duties and responsibilities as may be assigned to the Nominating Committee, from time to time, by the Board and/or the Chairman of the Board.

APPENDIX A

Nominating and Corporate Governance Nominating Committee Policy Regarding Qualifications of Directors

The Nominating and Corporate Governance Nominating Committee (the “Nominating Committee”) of SS Innovations International, Inc. (the “Company”) believes that members of the Company’s Board of Directors (the “Board”) must possess certain basic personal and professional qualities in order to properly discharge their fiduciary duties to shareholders, provide effective oversight of the management of the Company and monitor the Company’s adherence to principles of sound corporate governance. It is therefore the policy of the Nominating Committee that all persons nominated to serve as a director of the Company should possess the minimum qualifications described in this Policy. These are only threshold criteria, however, and the Nominating Committee will also consider the contributions that a candidate can be expected to make to the collective functioning of the Board based upon the totality of the candidate’s credentials, experience and expertise, the composition of the Board at the time, and other relevant circumstances. This Policy may be modified by the Nominating Committee from time to time.

1. Integrity and Ethical Values. Candidates should possess the highest personal and professional standards of integrity and ethical values.

2. Commitment. Candidates must be committed to promoting and enhancing the long-term value of the Company for its shareholders.

3. Absence of Conflicts of Interest. Candidates should not have any interests that would materially impair his or her ability to (a) exercise independent judgment; or (ii) otherwise discharge the fiduciary duties owed as a director to the Company and its shareholders.

4. Fair and Equal Representation. Candidates must be able to represent fairly and equally all shareholders of the Company without favoring or advancing any particular shareholder or other constituency of the Company.

5. Achievement. Candidates must have demonstrated achievement in one or more fields of business, professional, governmental, community, scientific or educational endeavor, and possess mature and objective business judgment and expertise.

6. Oversight. Candidates are expected to have sound judgment, derived from management or policy-making experience (which may be as an advisor or consultant), that demonstrates an ability to function effectively in an oversight role.

7. Diversity. The Nominating Committee will consider issues of diversity among its members in identifying and considering nominees for director, and will strive where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship on the Board and its Nominating Committees.

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8. Business Understanding. Candidates must have a general appreciation regarding major issues facing public companies of a size and operational scope similar to the Company. These include:

●	contemporary governance concerns;

●	regulatory obligations of a public issuer;

●	strategic business planning;

●	competition in a global economy; and

●	basic concepts of corporate accounting and finance.

9. Available Time. Candidates must have, and be prepared to devote, adequate time to the Board and its Nominating Committees. It is expected that each candidate will be able to arrange their business and professional commitments, including service on the boards of other companies and organizations, so that they are available to attend the meetings of the Company’s Board and any Nominating Committees on which they serve, as well as the Company’s annual meeting of shareholders.

10. Board Policies. The candidate’s election must not conflict with any applicable Board policies.

11. Limited Exceptions. Under exceptional and limited circumstances, the Nominating Committee may approve the candidacy of a nominee who does not satisfy all of these requirements if it believes the service of such nominee is in the best interests of the Company and its shareholders.

12. Additional Qualifications. In approving candidates to be recommended for election as director, the Nominating Committee will also assure that:

●	at least a majority of the directors serving at any time on the Board are independent, as defined under Nasdaq rules;

●	at least three of the directors satisfy the financial literacy requirements required for service on the audit Nominating Committee under Nasdaq rules;

●	at least one of the directors qualifies as an “audit committee financial expert” under the rules of the Securities and Exchange Commission; and

●	the independent directors should have general familiarity with an industry or industries in which the Company conducts a substantial portion of its business or in related industries.

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